Exhibit 4.18

EXCLUSIVE COOPERATION

AGREEMENT

Loudi Momo Technology Co., Ltd.

and

Beijing Momo Information Technology Co., Ltd.

EXCLUSIVE COOPERATION AGREEMENT

This Service Agreement (“Agreement”), signed and effective on December 1, 2017 (“Effective Date”), is concluded by and between the parties listed below:

Loudi Momo Technology Co., Ltd. (“Loudi Momo”),

Beijing Momo Information Technology Co., Ltd. (“Momo Info.”)

BACKGROUND

Whereas, Loudi Momo is responsible for operating the Live Video Business in Momo App in China by obtaining and maintaining the Internet Content Provider (“ICP”) license and Internet Culture Business License required to operate Live Video Business in China.

Whereas, Loudi Momo acquires the Licensing of Intellectual properties as well as the Services of Momo Info. to carry out the Live Video Business in China.

Whereas, this Agreement sets forth the terms and conditions under which Momo Info. has agreed to provide, and Loudi Momo has agreed to receive, the Licensing and the Services;

Whereas, the capitalized terms used and not otherwise defined in these recitals are defined in Article 1 of this Agreement;

Now, therefore, in consideration of the mutual promises, convenants, conditions and terms set forth herein, the Parties agree as follows:

1	DEFINITIONS.

Capitalized terms used in this Agreement have the meanings set forth in this Article 1 or as otherwise defined in the context of the provision.

“Momo App” means the location-based social networking software which is designed to be installed and used on mobile phone.

“Live Video Business” means all the online live video and interactive service business made available from the Momo App in China.

“Effective Date” is December 1, 2017.

“Governing Laws” is defined in Section 6.a.

“Licensing” means Momo Info. agrees to grant the use right of key technologies of Live video function in Momo App to Loudi Momo under this Agreement, including but not limited to audio/video streaming media, face recognition, image processing, financial management system, data analysis and instant messaging, etc.

“Services” means those technical and non-technical services to be provided by Momo Info. to Loudi Momo under this Agreement. Technical services include: (i) maintenance, upgrade and technical amendment to the Live video technologies; (ii) maintenance of Live video function embedded in Momo App; (iii) statistics analysis on Momo Live video function users, data storage and backup; (iv) technical support and maintenance of hardware and software; (v) networking security management; (vi) after-sale services including hardware installment, training and consulting, etc. Non-technical services include: i) marketing and advertising services; (ii) business negotiation, training of live broadcasters; (iii) sales and payment channel management and development; (iv) call center management;(v) administrative services including legal, finance, HR and admin services; and (v) other services as the Parties may agree from time to time.

“License Fee” is defined in Section 4.

“Service Fee” is defined in Section 4.

“Term” is defined in Section 2.a.

2	TERM AND TERMINATION.

a.	Term. The term of this Agreement will begin on the Effective Date and will remain effective for ten (10) years. After the effective period, Momo Info. may decide if this Agreement will be renewed and how long it will be renewed for (“Term”).

b.	Termination for Convenience. Momo Info. may terminate this Agreement upon thirty (30) days’ written notice. Loudi Momo shall not terminate this Agreement under any circumstances.

3	EXCLUSIVE COOPERATION AND INTELLECTUAL PROPERTY RIGHTS.

a.	During the Term, Momo Info. shall provide the Licensing of intellectual properties and the Services to Loudi Momo as agreed by the Parties from time to time. Without Momo Info.’s consent, Loudi Momo is not entitled to the right to engage any other third parties to perform, any licensing of intellectual properties and services similar to the Licensing or the Services.

b.	Momo. Info. reserves all the intellectual property rights developed under this agreement, including but not limited to copyright, patent right, right of patent application, knowhow, business secret, etc.

4	LICENSE FEE, SERVICE FEE AND PAYMENT.

a.	Pursuant to this Agreement, Momo Info. grants to Loudi Momo the use right of key technologies of Live video business including but not limited to audio/video streaming media, face recognition, image processing, financial management system, data analysis and instant messaging, etc. Loudi Momo agrees to pay Momo Info. a license fee (“License Fee”) in consideration of the rights granted. The calculation methodology of the License Fee will be set forth in supplemental agreements to this Agreement.

b.	Pursuant to this Agreement and Loudi Momo’s request from time to time, Momo Info. provides Loudi Momo with the Services. Loudi Momo intends to pay Momo Info. a level of compensation commensurate with the value of the Services it provides, which are essential and fundamental to the economic success or failure of Loudi Momo’s business in China.

c.	To ensure the high quality of the Licensing and the Services, Momo Info. agrees to be compensated for the Services only if Loudi Momo achieves a level of operating profit above a certain rate (“Expected Profit Rate”) of total operating revenue derived by Loudi Momo for operating the Live video Business in China. Both parties agree that the Expected Profit Rate will be within the following range:

Profit Rate	1st Quartile	Median	3rd Quartile
Expected Profit Rate	3.75%	5.88%	9.35%

The License Fee and the Service Fee will be calculated such that after it is paid, Loudi Momo’s operating profit rate will not be lower than the Expected Profit Rate (“Service Fee”). If Loudi Momo achieves a level of operating profit above the Expected Profit Rate, the excess profit will be paid to Momo Info. in the form of License Fee and Service Fee. The calculation methodology of the License Fee and Service Fee will be set forth in supplemental agreements to this Agreement. If Loudi Momo is unable to achieve the Expected Profit Rate due to Momo Info.’s failure in providing the high quality services, Momo Info. will not be entitled to any License Fee or Service Fee. The Parties agree to review the Expected Profit Rate from time to time.

Operating profit rate = (Revenues – Cost of revenues – Sales tax and surcharges –Sales expense – G&A expense – R&D expense) / Revenues.

Both parties agree that the Expected Profit Rate should be above the median value 5.88%.

d.	Payments Due. Payment notice for the License Fee and the Service Fee shall be presented on a monthly basis. The Parties agrees to pay the total amounts shown as due within sixty (60) days from the end of such month. The Parties agrees to pay or offset the payments from time to time, as requested by either Party.

e.	Currency. All computations and payments made pursuant to this Article 4 shall be in Chinese RMB. A netting of any amount payable under this Agreement against existing accounts payable and accounts receivable shall be an acceptable manner of payment, effective as of the date of the netting on the books of the Parties.

5	TAXES.

a.	Momo Info’s Tax Responsibility. Momo Info. is liable for any value-added tax, excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from the performance of Services under this Agreement.

b.	Loudi Momo’s Tax Responsibility. Loudi Momo is liable for any value-added tax, excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from its performance of this Agreement.

6	COMPLIANCE WITH LAWS.

a.	Compliance. Each Party will perform its obligations under this Agreement in a manner that complies with all laws applicable to that Party’s business. Without limiting the foregoing, the Parties will respectively identify and comply with all laws applicable to the Parties including: (a) laws requiring the procurement of inspections, certificates and approvals needed to perform the Services, and (b) laws regarding healthcare, workplace safety, immigration, labor standars, wage and hour laws, insurance, data protection and privacy (collectively, “Governing Laws”).

b.	Change in Law. The Parties will work together to identify the effect of changes in laws on this Agreement, and will promptly discuss the changes to the terms and provisions of this Agreement, if any, required to comply with all laws.

7	CONSTRUCTION.

a.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to Law, then the remaining provisions of this Agreement, if capable of substantial performance, will remain in full force and effect.

b.	Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the People’s Republic of China without regard to conflict of laws principles.

c.	Resolution of Disputes. This Agreement shall be governed by the laws of the Peoples’s Republic of China. All the disputes arising from the conclusion, performance or interpretation of this Agreement shall be settled by the Parties through consultation. If the consultation fails, the disputes shall be referred to China International Economic and Trade Arbitration Commission for arbitration. The place of arbitration shall be in Beijing. The arbitral award shall be final and binding upon both Parties.

Each of Momo Info. and Loudi Momo has caused this Agreement to be signed and delivered by its duly authorized representative to be effective as of the Effective Date.

By:	By:

Title:	Title:
[Stamped with corporate seal of Loudi Momo Technology Co., Ltd.]	[Stamped with corporate seal of Beijing Momo Information Technology Co., Ltd.]
For and on behalf of	For and on behalf of
Loudi Momo Technology Co., Ltd.	Beijing Momo Information Technology Co., Ltd.